MetaQub Interactive,INC.

CONSOLIDATED FINANCIAL STATEMENT FOR THE PERIOD ENDED DECEMBER31,2019

Balance Sheet

MetaQub Interactive, Inc.
As of December 31, 2019

	DEC 31, 2019
Assets	
Current Assets	
Cash and Cash Equivalents	
Simple Business Checking	19.45
Total Cash and Cash Equivalents	**19.45**
Total Current Assets	**19.45**
Total Assets	**19.45**
Liabilities and Equity	
Equity	
Current Year Earnings	19.45
Total Equity	**19.45**
Total Liabilities and Equity	**19.45**

Income Statement

MetaQub Interactive, Inc.
For the year ended December 31, 2019

	2019
Income	
Sales	15,282.45
Total Income	**15,282.45**
Gross Profit	**15,282.45**
Operating Expenses	
Bank Service Charges	18.00
Consulting & Accounting	12,445.00
Legal Expenses	2,800.00
Total Operating Expenses	**15,263.00**
Operating Income	**19.45**
Net Income	**19.45**

Statement of Cash Flows

MetaQub Interactive, Inc.
For the year ended December 31, 2019

	2019
Operating Activities	
Receipts from customers	15,282.45
Payments to suppliers and employees	(15,263.00)
Net Cash Flows from Operating Activities	**19.45**
Net Cash Flows	**19.45**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	19.45
Net change in cash for period	**19.45**

Statement of Owners' Equity

MetaQub Interactive, Inc.
For the year ended December 31, 2019

	2019
Equity	
Opening Balance	-
Current Year Earnings	19.45
Total Equity	**19.45**

1. Summary of Significant Accounting Policies

The Company The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (March 05, 2019) through December 31, 2019. MetaQub Interactive, Inc. was incorporated in the State of Delaware on March 11, 2019. MetaQub Interactive, the creator of ProjectMQ, has revolutionized online esports.

Fiscal Year The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting The consolidated financial statements include the accounts of MetaQub Interactive, Inc. (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Accounts Receivable The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, the balance of inventory related to finished goods was $0 and the balance related to work in progress was $0.

Intangible Assets The Company has recorded intangible assets at cost. The intangible assets consist of intellectual property (IP). IP costs are amortized over the useful life of the IP.

Property and Equipment Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years.Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the state of Florida.

Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

- Level1-Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level2-Include other inputs that are directly or indirectly observable in the marketplace.
- Level3-Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $15,282.45 in revenue from inception of March 05, 2019 through December 31, 2019.

Warranty Reserve The product contracts entered into generally provide a one to two-year product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses The Company expenses advertising costs as they are incurred.

Research and Development Research and development costs are expensed as incurred. Total expense related to research and development was $0 for the year ending December 31, 2019.

Foreign Currency The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0. The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

New Accounting Pronouncements In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under the U.S. GAAPwhen it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.